Form 3

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person* Seven, Charles C. (Last) (First) (Middle) 18201 Von Karman Avenue, Suite 1170 (street) Irvine, CA 92612 (City) (State) (Zip)	2. Date of Event Requiring Statement (Month/Day/Year) 01/30/2003	4. Issuer Name and Ticker or Trading Symbol Thinka Weight Loss Corp (TWLO)
	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	5. Relationship of Reporting Person(s) to Issuer (Check all applicable) _X_ Director _X_ 10% Owner _X_ Officer (give title below) ___ Other (specify below) Chief Executive Officer and President	6. If Amendment, Date of Original (Month/Day/Year)
7. Individual or Joint/Group Filing (Check Applicable Line) ___ Form filed by One Reporting Person _X_ Form filed by More than One Reporting Person
Table I - Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
common stock	4,467,000	I	by Flax-Flex Fabricators, Ltd.
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. * If the form is filed by more than one reporting person, see Instructions 5(b)(v).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.	(Over) SEC 1474 (7-02)
Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 4)	2. Date Exercisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conversion or Exercise Price of Derivative Security	5. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Agreement	01/30/2003	03/25/2003	common stock	3,383,000	$109,899	I	by Flax-Flex Fabricators, Ltd.
Agreement	01/30/2003	03/25/2003	common stock	1,000,000	$28,300	D
Explanation of Responses:
**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	/s/ Charles C. Seven **Signature of Reporting Person	02/10/2003 Date
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.
(See Attachment “A”)

ATTACHMENT “A” TO
FORM 3

Designated Filer: Charles C. Seven
Date of Event Requiring Statement: 01-30-03
Issuer Name and Tickler Trading Symbol: Thinka Weight-Loss Corporation (TWLO)

1.	Name and Address of Reporting Person:

Flax-Flex Fabricators, Ltd.
28 Iris Town, P.O. Box 15, Gibraltar

Relationship of Reporting Person(s) to Issuer:

10% Owner

TABLE I: Non-Derivative Securities:

Title of Security:	Common Stock
Amount:	4,467,000
Ownership Form:	D

TABLE II: Derivative Securities:

Type of Derivative Security:	Agreement
Date Exercisable:	1-30-03
Expiration Date:	3-25-03
Title:	Common Stock
Number of Shares:	3,383,000
Conversion or Exercise Price:	$109,899
Ownership form:	D

Signature of Reporting Person:

FLAX-FLEX FABRICATORS, LTD., a Gibraltar company

/s/ Dennis Klarin
By:
Dennis Klarin, Director

2. Name and Address of Reporting Person:

Dennis Klarin
3300 Irvine Ave # 105
Newport Beach, CA 92660

Relationship of Reporting Person(s) to Issuer:

Officer and Director of 10% Owner

TABLE I: Non-Derivative Securities:

Title of Security:	Common Stock
Amount:	4,467,000
Ownership Form:	I (by Flax-Flex Fabricators, Ltd.)

TABLE II: Derivative Securities:

Type of Derivative Security:	Agreement
Date Exercisable:	1-30-03
Expiration Date:	3-25-03
Title:	Common Stock
Number of Shares:	3,383,000
Conversion or Exercise Price:	$109,899
Ownership form:	I (by Flax-Flex Fabricators, Ltd.)

Signature of Reporting Person:

/s/ Dennis Klarin

Dennis Klarin